March 12, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Susan Block
Attorney Advisor

Re:	Lan Airlines S.A.
Amendment No. 1 to Registration Statement on Form F-4
Filed February 9, 2012
File No. 333-177984

Dear Ms. Block:

This letter responds to the letter, dated February 28, 2012, from the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) to Mr. Enrique Cueto Plaza, Chief Executive Officer of Lan Airlines S.A. (“LAN”), with respect to Amendment No. 1 to the registration statement on Form F-4 File No. 333-177984 (the “Form F-4”), which was filed on February 9, 2012 (“Amendment No. 1”). We have also attached a copy of Amendment No. 2 to the Form F-4 (the “Amended Form F-4”) which shows the changes we have made to Amendment No. 1 in response to the Staff’s comments. For your convenience, we have reproduced each of the Staff’s comments below and provided our responses below each comment. Unless otherwise indicated, all page references in our responses refer to the pages in the Amended Form F-4. Terms used in our responses that are defined in the Amended Form F-4 have the meanings assigned to such terms in the Amended Form F-4.

General

1.	We note your response to our prior comment 2. The disclosure about the three-month put right for remaining TAM shareholders that currently appears on page 186 should be moved further forward in the prospectus to highlight for shareholders, including in the Question and Answer section beginning on page 1.

Response:

As requested by the Staff, LAN has added additional disclosure concerning the three-month put right on pages 13 and 39 of the Amended Form F-4.

Susan Block

United States Securities and Exchange Commission

March 12, 2012

2.	We note your response to our prior comment 6. From your response, it appears you are registering two transactions, the first being the exchange offer of Holdco II shares for TAM shares and the second being the Holdco II merger into LAN. Please confirm our understanding is correct. We also note the disclosure that immediately before settlement of the exchange offer, the merger occurs. Please explain to us if the TAM shareholders ever receive the Holdco II shares.

Response:

LAN is registering the offer and sale of Holdco II shares and LAN shares pursuant to the exchange offer. The Holdco II shares are being directly offered and sold in the exchange offer, while the LAN shares are being indirectly offered and sold in the exchange offer by virtue of the fact that the Holdco II merger will occur before settlement of the exchange offer. As a result of the Holdco II merger, tendering shareholders will momentarily own but never actually receive the Holdco II shares; instead they will receive LAN shares at the settlement of the exchange offer. Because the shareholder approval of the Holdco II merger has already been obtained, tendering shareholders are not being asked to make a separate investment decision with respect to the approval of the merger. As a result of the foregoing, when a TAM shareholders decides to tender into the exchange offer it will be making an investment decision to acquire Holdco II shares momentarily and LAN shares from and after settlement of the exchange offer. LAN notes that there is a Q&A on page 5 of the Amended Form F-4 which discloses that tendering shareholders will never receive Holdco II shares and instead will receive LAN ADSs or LAN BDSs at the settlement of the exchange offer.

3.	In this regard, please advise why the Exhibit 5.1 opinion does not also appear to include an opinion of counsel regarding the legality of the Holdco II shares being offered. Please revise or advise.

Response:

In the Amended Form F-4, LAN has filed a revised legal opinion in Exhibit 5.1 to address validity of the shares of common stock of Holdco II that are being offered and sold pursuant to the exchange offer.

4.	We also note in your response to our prior comment 6 the explanation regarding the number of LAN common shares being registered. We further note your disclosure that Sister Holdco is merging into LAN at the same time as Holdco II is merging into LAN and that each Sister Holdco shares will also convert into .90 LAN shares. It is our understanding from your response to our prior comment 6 that the converted Sister Holdco shares into LAN shares are not part of the registered offering. The Exhibit 5.1 opinion, however, appears to cover the LAN shares that both the Holdco II shares and the Sister Holdco shares covert into, as Section C.2. of the opinion refers to 142,555,882 LAN Merger Shares. Please revise your opinion or advise.

Susan Block

United States Securities and Exchange Commission

March 12, 2012

Response:

In the Amended Form F-4, LAN has filed a revised legal opinion in Exhibit 5.1 to remove the LAN shares being issued in the Sister Holdco merger from the scope of the opinion because those shares are not part of the registered offering.

5.	Refer to comment 11 from our initial comment letter and your response. We continue to have concerns about unequal treatment of target shareholders. Your response does not address the disparity in treatment between those US holders who may hold TAM shares in direct form versus those who hold in ADR form. All of the potential negative consequences you describe as applying to QIBs who hold in direct share form if they are forced to tender to the US exchange agent would appear to apply equally to non-QIB non-Brazilian holders.

Response:

As the Staff noted, the potential negative consequences described in our response to your prior Comment 11 would apply equally to all US holders of TAM shares regardless of whether or not they are QIBs. However, based on TAM’s investor relations activities and the information on ultimate beneficial ownership that TAM could reasonably obtain based on its rights under Brazilian law, TAM believes that the US holders of TAM shares are all QIBs and is not aware of any such holder that is not a QIB. Even in the unlikely case that there are a small number of US holders that are not QIBs, LAN does not believe this would be a good reason to treat the overwhelming majority of US holders of TAM shares (who are QIBs) in a way that would put them at a substantive economic disadvantage compared to the overwhelming majority of TAM's US shareholders (who hold TAM ADSs). LAN cannot permit US holders of TAM shares that are not QIBs to participate in the Auction if they do not qualify for the private placement exemption because the LAN BDRs cannot be registered under the Securities Act. Finally, while the Brazilian regulators are willing to permit holders of TAM ADSs to tender outside Bovespa and Brazil, there are no legal grounds to exclude the US QIBs from the offer.

6.	We note your response to comment 12 in our prior comment letter and the revisions to the prospectus in response to that comment. We also note your statement that the mechanics for tendering TAM shares in the offer have not been finalized. Once you finalize those arrangements and amend the prospectus to describe, we may have further comments.

Response:

LAN has revised the disclosure on pages 9 and 160 in the Amended Form F-4 to reflect the final mechanics for tendering TAM shares in the exchange offer through the exchange agent.

Susan Block

United States Securities and Exchange Commission

March 12, 2012

7.	Refer to comment 15 in our prior letter and your response. We disagree that disclosure about the impact of a waiver of either the delisting or the squeeze-out condition would not be meaningful. Revise where appropriate to discuss the impact on shareholders. While we understand that the impact will depend on the level of offer acceptance, if there are levels at which your ability to integrate the two companies will be affected, this should be fully discussed.

Response:

Due to applicable requirements of Brazilian law and regulations, LAN and the TAM controlling shareholders must elect before the exchange offer is commenced whether or not they want the ability to waive the delisting condition and this decision must be disclosed in the offering documents. LAN and the TAM controlling shareholders have elected not to have the ability to waive the delisting condition and disclosure to that effect has been added on page iii and elsewhere in the Amended Form F-4. As a result of this election, Brazilian law will prohibit any waiver of the delisting condition and, accordingly, there is no longer any need to disclose in the Form F-4 any risks to TAM shareholders relating to the waiver of this condition.

With respect to the squeeze-out condition, LAN is free under both Brazilian law and the US federal securities laws to decide whether or not to waive this condition during the term of the exchange offer. As requested by the Staff, LAN has added risk factor disclosure on page 51 of the Amended Form F-4 with respect to the risks to TAM shareholders relating to a waiver of this condition.

Registration Statement Cover Page

Fee Table

8.	Please revise subparagraph (b) of footnote (1) to the fee table by replacing the words “pursuant to the exemption provided by Section 4(2)” with the words “in transactions not required to be registered.”

Response:

LAN has revised the disclosure on the cover page of the Amended Form F-4 as requested by the Staff.

Operating and Financial Review and Prospects, page 62

Liquidity and Capital Resources, page 66

Sources and Uses, page 67

9.	Please discuss the significant factors and underlying reasons for the decrease in net cash flows from operating activities of $205.3 million, or 35.3%, between the nine months ended September 30, 2011 and 2010 as shown in the consolidated statements of cash flows. In so doing, discuss the prospects of a continuation of a decrease in operating cash flows and underlying factors contributing to the decrease.

Susan Block

United States Securities and Exchange Commission

March 12, 2012

Response:

The main reasons for the 35.3% decrease in net cash flows from operating activities were the 40.4% increase in fuel prices during the period, as well as an increase in wages and benefits as a result of the consolidation as of January 2011 of Colombian airline AIRES and the appreciation of local currencies in Latin America. Fuel prices and exchange rate fluctuations may continue to impact LAN’s operating cash flow generation in the future.

In the Amended Form F-4, LAN has included similar disclosure in the Operating and Financial Review and Prospects section of LAN’s annual audited financial statements for the year ended December 31, 2011.

Financial Obligations and Commitments, page 67

10.	You state in the first paragraph that LAN has practically no short-term debt. We note that you disclose that LAN has bank loans of nearly $526 million outstanding at September 30, 2011, which is nearly 25% of total current liabilities. Please clarify your statement or advise.

Response:

The $526 million bank loans under current liabilities include $165 million of short term debt, which represents only 8% of total current liabilities. The remaining $361 million is composed mainly of long term debt related to aircraft financing which is payable within the next 12 months.

In the Amended Form F-4, LAN has included similar disclosure in the Operating and Financial Review and Prospects section of LAN’s annual audited financial statements for the year ended December 31, 2011.

Selected Financial Data of TAM, page 69

Nine months ended September 30, 2011, page 72

11.	In either an added “overview” section, or individually in sequence of occurrence, please discuss the principal reasons for the (i) decrease in “operating profit before movements in fair value of fuel derivatives” and “operating profit” and (ii) “(loss) before income tax and social contribution” for 2011 when compared to 2010 despite an increase in revenue in 2011.

Response:

LAN has revised the disclosure on pages 76-77 of the Amended Form F-4 as requested by the Staff.

Susan Block

United States Securities and Exchange Commission

March 12, 2012

Liquidity and Capital Resources, page 77

Cash flow from operating activities, page 78

12.	Please expand your disclosure to include a comparative discussion of your cash flows from operating activities between the periods presented, in particular, the reason for the significant decrease of approximately R$320 million, or nearly 78%, between the nine months ended September 30, 2011 and 2010. Quantify each factor indicated as the reason for the variance in cash flows between those comparative periods. Note that references to results of operations, which is prepared on the accrual basis of accounting, noncash items and working capital movements may not provide a sufficient basis for an investor to fully understand comparative changes in cash flows of operating activities in terms of cash. Your discussion should address the drivers underlying each factor cited in terms of cash. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Response:

LAN has revised the disclosure on page 78 of the Amended Form F-4 as requested by the Staff.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 85

Note 2: Pro Forma Adjustments, page 86

t) Earnings per share, page 89

13.	Please show the amounts used and computation in deriving the weighted average number of shares outstanding for each period to increase the transparency of the determination of these amounts.

Response:

As requested by the Staff, LAN has included in the Amended Form F-4 the amounts used and computation in deriving the weighted average number of shares outstanding for each period.

Background of the Exchange Offers and Mergers, page 102

14.

We note your response to comment 41 in our prior comment letter. However, your revised disclosure (on page 103 of the prospectus) states that: “On July 26, 2010, representatives of Bain and McKinsey delivered to LAN and TAM a document outlining

Susan Block

United States Securities and Exchange Commission

March 12, 2012

their assessment of the strategic views of each company, the most appropriate governance model for the combined group, how each line of business should be developed, the commonalities of the strategic views of the two companies and the main differences on how to develop a joint strategy going forward.” This appears to constitute a “report” within the meaning of Item 1015 of Regulation M-A and also appears to be materially related to the transaction and referenced in the prospectus. Therefore, we reissue comment 41 in our original comment letter.

Response:

The document delivered by Bain and McKinsey was a short five-page powerpoint presentation that outlined strategic goals which LAN and TAM had developed to grow their businesses and profitability over the long term. These long-term goals were covered in very general terms and most of them are readily apparent and would apply to any other airline combination (e.g., integrate operations, cut costs, grow customer loyalty, realize synergies, etc.). The document did not discuss any of the means by which, or the likelihood that, these goals might be achieved. Given the general and generic nature of this document, LAN does not believe that this document is a report, opinion or appraisal materially related to the transaction. LAN also does not believe that this document or the information contained therein would be material to prospective shareholders in LAN and, for that reason, LAN has removed the reference to this document from the Amended Form F-4. As a result, LAN is not required to furnish any of the information required by Item 1015(b) of Regulation M-A with respect to this document.

15.	We note your response to prior comment 42. Please provide supplementally any written materials provided by UBS and materially related to this transaction.

Response:

As requested, LAN will cause to be submitted supplementally to the Staff under separate cover copies of the written materials provided by UBS to LAN with respect to the proposed combination with TAM. As noted in our prior response, these written materials were preliminary and general in nature and superseded by the subsequent more specific and detailed work done by JP Morgan in connection with its fairness opinions. For all these reasons, LAN does not believe that any of the UBS written materials need to be referred to in the Form F-4 or constitute a report, opinion or appraisal materially related to the transaction.

Each of these submissions will be made together with a request that the submitted materials be kept confidential by the SEC in accordance with Rule 83 of the Rules of Practice of the SEC and pursuant to Rule 418 promulgated under the Securities Act and Rule 12b-4 promulgated under the Exchange Act.

Susan Block

United States Securities and Exchange Commission

March 12, 2012

16.	We note your response to prior comment 43 with respect to why you replaced UBS as a financial advisor. Explain in the revised disclosure how, given the deficiencies which caused you to replace UBS, you determined to proceed with an exchange ratio initially “done” through UBS and BTG Pactual.

Response:

In its response to the Staff’s prior comment 44, LAN disclosed that it replaced UBS with J.P. Morgan Securities as its financial advisor because LAN believed J.P. Morgan Securities had stronger local Chilean and Brazilian operations than UBS and that LAN believed that strong local operations in these countries were needed to be able to successfully implement this novel and complicated transaction. LAN did not replace UBS because LAN had any concerns about UBS’ ability to value LAN and TAM or to assist LAN in selecting an appropriate exchange ratio for the transaction. As a result, LAN does not believe any additional disclosure with respect to the replacement of UBS or the establishment of the exchange ratio needs to be included in the Amended Form F-4.

Financial Forecasts, page 112

17.	We note that you have only disclosed selected prospective financial information prepared by the management of LAN and TAM, respectively. Please advise why all financial projections were not disclosed.

Response:

LAN did not include in the Form F-4 every line item of the projected financial information that LAN or TAM prepared and provided to their financial advisors for several reasons. LAN and TAM do not believe that it is customary or advisable to disclose each line item of financial projections that were prepared by management for internal purposes and not with a view to public disclosure. Disclosing each line item could lead investors to believe that the financial projections are similar to, and have the same degree of precision and accuracy as, actual historical financial statements, which would be misleading given the inherent uncertainties and risks in financial projections. Instead, as is customary, LAN and TAM consulted with their financial advisors and LAN included in the Form F-4 only those line items of projected financial information that LAN, TAM and their financial advisors considered would be material to investors in the context of evaluating the proposed combination and the analyses underlying the fairness opinions included in the Form F-4. In addition, LAN did not include any projected financial information for any years after 2015 because both LAN and TAM believe that such long-dated projected financial information is both immaterial and potentially misleading for investors because of the dramatically greater risks and uncertainties inherent in such long-range forecasts. However, in order to address the Staff's concerns LAN and TAM have reviewed their projections again and have added the line items for total assets, total liabilities and net income to the projection disclosure in the Amended Form F-4 on pages 113-14. LAN and TAM do not believe any of the other line items in their projections would be material or useful to TAM’s shareholders in the context of the exchange offer and fairness opinions included in the Amended Form F-4 and, accordingly, have not included them in the Amended Form F-4.

Susan Block

United States Securities and Exchange Commission

March 12, 2012

Opinions of LAN’s Financial Advisor, page 116

18.	We note your response to our prior comment 52 and reissue in part. We note your disclosure in the second and third to last paragraphs of this section of the aggregate amount of fees paid to J.P. Morgan Securities and its affiliates relating to any material relationship that existed during the two years preceding the dates of the Initial JPM Opinion and the Supplemental JPM Opinion, respectively, between LAN and TAM, respectively, and J.P. Morgan Securities and its affiliates. Please revise to clarify the amount of the aggregate fees paid by each of LAN and TAM.

Response:

LAN has revised the disclosure on pages 124-25 of the Amended Form F-4 as requested by the Staff.

Opinions of TAM’s Financial Advisor, page 129

19.	We note your response to our prior comment 60 and reissue in part. We note that you have disclosed the aggregate amount of fees paid to the BTG Group relating to any material relationship that existed during the two years preceding the date of the Initial BTG Opinion. Please revise to also disclose the aggregate amount of fees paid to the BTG Group relating to any material relationship that existed during the two years preceding the date of the Updated BTG Opinion.

Response:

LAN has revised the disclosure on page 139 of the Amended Form F-4 as requested by the Staff.

BTG Projections, page 135

20.	Please revise to include a brief discussion of the underlying assumptions and limitations of this set of projections.

Response:

LAN has revised the disclosure on page 134 of the Amended Form F-4 as requested by the Staff to include the following disclosure:

The BTG Projections were based on numerous variables and assumptions regarding macroeconomic conditions, market growth and competition, fleet growth, load factor, yield, operational costs and expenses, capital expenditures and financing conditions that are inherently uncertain, many of which are beyond the control of BTG Pactual, LAN and TAM. BTG Pactual believes the assumptions used as a basis for the projections were reasonable at the time they prepared these projections, given the information it had at the time. However, this information is not fact, and readers of this offer to exchange/ prospectus are cautioned not to place undue

Susan Block

United States Securities and Exchange Commission

March 12, 2012

reliance on these projections. Important factors that may affect actual results and cause these projections not to be achieved include, but are not limited to, risks and uncertainties relating to the businesses of LAN and TAM (including their ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described or referenced under the “Cautionary Statement Regarding Forward-Looking Statements” section of this offer to exchange/prospectus beginning on page 22. In addition, the projections also reflect assumptions that are subject to change and do not reflect revised prospects for the businesses of LAN and TAM, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the projections were prepared.

The prospective financial information set forth above with respect to LAN and TAM may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and may not be comparable to similarly titled amounts used by other companies or other persons.

Interests of Certain Persons, page 228

21.	We note your response to our prior comment 69 and reissue in part. It is unclear to us who will serve as directors of LATAM. Please revise or advise. Please also refer to Rule 438 regarding naming prospective directors, if applicable.

At the next annual meeting of LAN’s shareholders in April 2012, LAN’s entire board of directors (which consists of nine members) will be elected and will serve as directors until a special meeting of LAN’s shareholders is held promptly after the consummation of the exchange offer and mergers. At this special meeting, LAN’s entire board of directors will be elected again in order to add two new directors designated by the TAM controlling shareholders. At LAN shareholder meetings (annual or special, that are summoned to elect the board, as applicable), the shareholders of LAN are entitled to nominate directors and to cast all of their votes (the product of the number of shares they hold and the number of directors to be elected) on a cumulative voting basis for one or more directors. As a result, LAN cannot know before any annual or special shareholder meeting at which directors will be elected which individuals will be elected as directors at that meeting with the sole exception being the individuals that the TAM controlling shareholders and the LAN controlling shareholders can elect through exercise of their cumulative voting rights. In the case of the LAN controlling shareholders, this will be the same individuals who are already members of the board of directors of LAN. In the case of the TAM controlling shareholders, this will be Maria Cláudia Oliveira Amaro and Maurício Rolim Amaro and LAN has revised the disclosure on page 221 of the Amended Form F-4 as requested by the Staff to indicate that these two individuals will be elected to the board of directors of LATAM at the special meeting of LAN’s shareholders to be held promptly after the consummation of the exchange offer and mergers. In addition, consents of these two individuals to being named in the Form F-4 as prospective directors have been filed as Exhibits 99.5 – 99.6 to the Amended Form F-4.

Susan Block

United States Securities and Exchange Commission

March 12, 2012

The Transaction Agreements, page 198

Current Ownership of LAN, page 199

22.	We note your disclosure in the first paragraph that all outstanding LAN common shares were subscribed and fully paid. This is a legal conclusion that must be opined upon by legal counsel. Either attribute the statement to legal counsel or delete it.

Response:

LAN has revised the disclosure on page 199 of the Amended Form F-4 to attribute this legal opinion to Claro & Cia., who have covered this in section C.2 of their legal opinion with respect to the LAN common shares that is filed as Exhibit 5.1 of the Amended Form F-4.

Annex C – Appraisal Report

23.	Please revise to ensure that any included charts and associated footnotes are large enough to be legible.

Response:

LAN has adjusted the formatting of the charts and footnotes in Annex C in the Amended Form F-4 as requested by the Staff.

Exhibit 5.1

24.	Refer to the second paragraph under Section B. Please have counsel remove the second sentence indicating that counsel made no independent investigation on the laws of the State of New York.

Response:

LAN has revised Exhibit 5.1 in the Amended Form F-4 as requested by the Staff.

25.	Please have counsel remove assumption (f), found in the third paragraph under Section B.

Response:

LAN has revised Exhibit 5.1 in the Amended Form F-4 as requested by the Staff.

26.	Please also have counsel remove the knowledge qualifier from the first sentence of Section C.5.

Susan Block

United States Securities and Exchange Commission

March 12, 2012

Response:

LAN has revised Exhibit 5.1 in the Amended Form F-4 as requested by the Staff.

27.	Please have counsel remove Section D.3, which appears to limit who may rely on the opinion. You may limit reliance as to subject matter – legality – but not as to who can rely upon it or when.

Response:

LAN has revised Exhibit 5.1 in the Amended Form F-4 as requested by the Staff.

28.	Please have counsel revise to clearly consent to the reproduction of the opinion as an exhibit to the registration statement and to being named in the registration statement.

Response:

LAN has revised Exhibit 5.1 in the Amended Form F-4 as requested by the Staff.

29.	Please file a signed legal opinion prior to effectiveness.

Response:

LAN confirms that it will file the executed opinion of Claro y Cia. prior to the effectiveness of the Form F-4.

Exhibit 8.1

30.	Please file a signed tax opinion prior to effectiveness. Similarly revise Exhibits 8.2 and 8.3.

Response:

LAN confirms that it will file the executed opinions of Sullivan & Cromwell LLP, Claro y Cia. and Pinheiro Neto Advogados prior to the effectiveness of the Form F-4.

Exhibit 8.3

31.	We note that the discussion of the material Chilean tax consequences in the Chilean Tax Consequences section on page 175 appears broader than the material Chilean tax consequences discussed in Exhibit 8.3. Please advise.

Response:

LAN has revised Exhibit 8.3 in the Amended Form F-4 to address the concern of the Staff.

Susan Block

United States Securities and Exchange Commission

March 12, 2012

32.	Please have counsel revise the last paragraph to clearly consent to the prospectus discussion of the tax opinion in the Chilean Tax Consequences section on page 175, the reproduction of the opinion as an exhibit to the registration statement and to being named in the registration statement.

Response:

LAN has revised Exhibit 8.3 in the Amended Form F-4 as requested by the Staff.

Exhibit 99.5

33.	We note that the included consent is limited to BTG Pactual’s opinion dated November 16, 2011. We also note the consent provided in Exhibit 99.1 relates solely to BTG Pactual’s opinion dated August 13, 2010, was dated prior to the initial Form F-4 filing, and did not cover any subsequent amendments. Please remove any language which limits consent applicability to subsequent amendments or, alternatively, file new consents with each amendment.

Response:

Updated consents from LAN’s and TAM’s independent registered public accounting firms and financial advisors have been included as exhibits to the Amended Form F-4.

*         *         *

We trust that this letter responds to the issues raised in your comment letter. If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

LAN AIRLINES S.A.

By: /s/ Enrique Cueto Plaza

Enrique Cueto Plaza

Chief Executive Officer

LAN Airlines S.A.

HOLDCO II S.A.

By: /s/ Enrique Cueto Plaza

Enrique Cueto Plaza

General Manager/Chief Executive Officer

Holdco II S.A.